Registration No.  333-30981
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

      The First Trust Special Situations Trust, Series 207

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed Maximum Aggregate Offering Price to the Public of the Securities Being Registered: Indefinite

G.   Amount of Filing Fee:  $0.00

H.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective  on  July 17, 1997 at 2:00 p.m. pursuant  to  Rule
     487.
                ________________________________


      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 207

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The First Trust
                                           Special Situations
                                           Trust

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The First Trust
          securities                       Special Situations
                                           Trust

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The First Trust
                                           Special Situations
                                           Trust

11.  Types of securities comprising        The First Trust
     units                                 Special
                                           Situations Trust
                                            Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The First
                                           Trust Special
                                           Situations Trust
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust;
                                           Public Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The First Trust
          affiliated persons               Special
                                           Situations Trust

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The First Trust
                                           Special Situations
                                           Trust; Rights of Unit
                                           Holders;

17.  Withdrawal or redemption              The First Trust
                                           Special Situations
                                           Trust; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The First Trust
                                           Special Situations
                                           Trust;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust,
                                           Public Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The First Trust
                                           Special Situations
                                           Trust

50.  Trustee's lien                        The First Trust
                                           Special Situations
                                           Trust


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's securities                       *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The First Trust
          agreement with respect to        Special
          selection or elimination of      Situations Trust;
          underlying securities            Rights of Unit Holders


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The First Trust
          or elimination of underlying     Special
          securities                       Situations Trust;
                                           Rights of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The First Trust
                                           Special Situations
                                           Trust


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      periodic payment certificates           *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets


* Inapplicable, answer negative or not required.


Part I of II

                   First Trust (registered trademark)


                Target 5 Trust, July 1997 Advisory Series
               Target 10 Trust, July 1997 Advisory Series
         (The First Trust Special Situations Trust, Series 207)


THIS PART I OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE PART II OF THE PROSPECTUS DATED JULY 17, 1997. BOTH PARTS
I AND II OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


The Trusts. The First Trust Special Situations Trust, Series 207 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and each as a "Trust." Each Trust consists of a portfolio containing common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities").



Target 5 Trust, July 1997 Advisory Series (the "Target 5 Advisory Trust") consists of common stock of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average (the "DJIA") that have the highest dividend yield as of the close of business on the date prior to this Prospectus (the "Stock Selection Date"). Target 10 Trust, July 1997 Advisory Series (the "Target 10 Advisory Trust") consists of common stock of the ten companies in the DJIA that have the highest dividend yield as of the Stock Selection Date. See "Schedule of Investments" for each Trust.


The objective of each Trust is to provide an above-average total return through a combination of dividend income and capital appreciation. Units of both the Target 5 Advisory Trust and the Target 10 Advisory Trust have not been designed so that their prices will parallel or correlate with movements in the DJIA, and it is expected that their prices will not do so. Each Trust has a mandatory termination date (the "Mandatory Termination Date") of approximately one year from the date of this Prospectus as set forth under "Summary of Essential Information." There is, of course, no guarantee that a Trust's objective will be achieved.


Both the Target 5 Trust, July 1997 Advisory Series and the Target 10 Trust, July 1997 Advisory Series are available only to investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or who provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and to employees of the Sponsor, dealers and their affiliates.


The DJIA is not affiliated with the Sponsor and is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted the Trusts or the Sponsor a license to use the DJIA, participated in the creation of the Trusts or in the selection of stocks therein, and has not approved any information herein related thereto.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Nike Securities, L.P.
              Sponsor of First Trust (registered trademark)
                             1-800-621-9533


              The date of this Prospectus is July 17, 1997

Each Unit of a Trust represents an undivided interest in all Equity Securities deposited therein. The Sponsor may deposit additional Equity Securities or cash to create new Units after the Initial Date of Deposit in the manner described in "What is the First Trust Special Situations Trust?" in Part II of this Prospectus.


Public Offering Price. The Public Offering Price per Unit of each Trust is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by their closing sale prices) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus a deferred sales charge of $.065 per Unit for each Trust assessed as set forth below. Commencing October 31, 1997, and on the last business day of each month thereafter, through February 27, 1998, a deferred sales charge of $.013 will be assessed per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject only to the remaining deferred sales charge payments not collected. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The sales charge, as a percentage of the Public Offering Price on the Initial Date of Deposit for each Trust, is .65%. The total maximum sales charge which may be assessed to Unit holders on a per Unit basis will be 1.5% of the Public Offering Price (equivalent to a maximum of 1.523% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The minimum purchase for each Trust is $1,000. See "How is the Public Offering Price Determined?" in Part II of this Prospectus.



Estimated Net Annual Distributions. The estimated net annual dividend distributions to Unit holder (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities listed on the DJIA (the "Equity Securities") at the opening of business on the Initial Date of Deposit) on a per Unit basis was $.2826 and $.2524 for the Target 5 Advisory Trust and Target 10 Advisory Trust, respectively. This estimate will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Equity Securities. There is no assurance that the estimated net annual dividend distributions will be realized in the future.



Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on December 31, 1997 and June 30, 1998 to Unit holders of record on December 15, 1997 and June 15, 1998, respectively, and again as part of the final liquidation distribution. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of a Trust. See "What is the Federal Tax Status of Unit Holders?" in Part II of this Prospectus. Additionally, upon termination of a Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unit holder (other than a Rollover Unit holder as defined below) his pro rata share of such Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"
in Part II of this Prospectus. For distributions to Rollover Unit holders, see "Special Redemption, Liquidation and Investment in a New Trust." Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution, automatically reinvested in additional Units of such Trust subject only to remaining deferred sales charge payments. See "Rights of Unit Holders-How are Income and Capital Distributed?" in Part II of this Prospectus.


Secondary Market for Units. Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Equity Securities, plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unit holder may still redeem his Units through the Trustee. A Unit holder of the Target 5 Advisory Trust or Target 10 Advisory Trust tendering 2,500 Units or more may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash (an "In-Kind Distribution"). See "Will There be a Secondary Market?" and "How May Units be Redeemed?" in Part II of this Prospectus. Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.


Special Redemption, Liquidation and Investment in a New Trust. The Sponsor intends to create a separate 1998 trust (the "New Trusts") in conjunction with the termination of each Trust. The portfolio of the New Trusts will contain equity securities of the companies which satisfy each such Trust's investment strategy at the time such Trust is established. Unit holders who hold their Units in book entry form may specify by August 3, 1998 to have their Units redeemed In-Kind, the distributed Equity Securities sold, and the proceeds invested in a New Trust at a reduced sales charge, provided such New Trust is offered and Units are available. Cash not invested in a New Trust will be distributed. (Such Unit holders are "Rollover Unit holders"). Rollover Unit holders therefore will not receive a final liquidation distribution, but will receive Units in a New Trust. This exchange option may be modified, terminated or suspended. See "Special Redemption, Liquidation and Investment in a New Trust" in Part II of this Prospectus.


Termination. Commencing on the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unit holders which will specify when certificates may be surrendered and include a form to enable a Unit holder to elect an In-Kind Distribution, if such Unit holder owns at least 2,500 Units of a Target 5 Advisory Trust or Target 10 Advisory Trust. Unit holders not electing the "Rollover Option" or those not electing or eligible for an In-Kind Distribution will receive a cash distribution within a reasonable time after their respective Trust's termination. See "How are Income and Capital Distributed?" and "Other Information" in Part II of this Prospectus.


Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the stock market, volatile interest rates or an economic recession. An investment in the Target 5 Trust, July 1997 Advisory Series may subject a Unit holder to additional risk due to the relative lack of diversity in its portfolio since the portfolio contains only five stocks. Therefore, Units of the Target 5 Trust, July 1997 Advisory Series may be subject to greater market risk than other trusts which contain a more diversified portfolio of securities.


Each Trust is not actively managed and Equity Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. Finally, each strategy has underperformed the DJIA in certain years and is contrarian in nature. The Trusts may not be appropriate investments for those who are unable or unwilling to assume the risks involved generally with an equity investment. Because of the contrarian nature of the Trusts and the attributes of the common stocks which caused inclusion in the portfolios, the Trusts may not be appropriate for investors seeking either preservation of capital or high current income. The Trusts are not designed to be a complete investment program for an investor. See "What are Equity Securities?-Risk Factors" in Part II of this Prospectus.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                   of the Equity Securities-July 17, 1997

                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                              Target 5 Trust  Target 10 Trust
                                                                                              July 1997       July 1997
                                                                                              Advisory Series Advisory Series
                                                                                              _______________ _______________
General Information
Initial Number of Units (1)                                                                       15,000          15,000
Fractional Undivided Interest in the Trust per Unit (1)                                         1/15,000        1/15,000
Public Offering Price:
   Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                  $  150,007      $  150,003
   Aggregate Offering Price Evaluation of Equity Securities per Unit                          $   10.000      $   10.000
   Sales Charge .65% of the Public Offering Price per Unit
      (.65% of the net amount invested, exclusive of the deferred sales charge) (3)           $     .065      $     .065
   Less Deferred Sales Charge per Unit                                                        $    (.065)     $    (.065)
   Public Offering Price per Unit (3)                                                         $   10.000      $   10.000
Sponsor's Initial Repurchase Price per Unit                                                   $    9.935      $    9.935
Redemption Price per Unit (based on aggregate underlying
   value of Equity Securities less the deferred sales charge) (4)                             $    9.935      $    9.935
Cash CUSIP Number                                                                             337182 653      337182 679
Reinvestment CUSIP Number                                                                     337182 661      337182 687
Trustee's Annual Fee and out-of-pocket expenses per Unit outstanding                          $    .0087      $    .0087
Evaluator's Annual Fee per Unit outstanding (5)                                               $    .0025      $    .0025
Maximum Supervisory Fee per Unit outstanding (6)                                              $    .0025      $    .0025
Estimated Annual Amortization of Organizational and Offering Costs per Unit outstanding (7)   $    .0150      $    .0150

First Settlement Date                                  July 22, 1997
Rollover Notification Date                             August 3, 1998
Special Redemption and Liquidation Period              August 17, 1998 to August 31, 1998
Mandatory Termination Date                             August 31, 1998
Discretionary Liquidation Amount                       A Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of
                                                       Equity Securities deposited in a Trust during the initial offering period.
Income Distribution Record Date                        Fifteenth day of June and December, commencing December 15, 1997.
Income Distribution Date (8)                           Last day of June and December, commencing December 31, 1997.

[FN]
______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the closing sale price on the New York Stock Exchange on the business day prior to the Initial Date of Deposit.

(3) The sales charge consists of a deferred sales charge of $0.065 per Unit. See "Fee Table" contained herein and "Public Offering" in Part II for additional information regarding this charge. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?" in Part II of this Prospectus.

(5) Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0010 per Unit.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of each Trust (approximately one year). See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

           FEE TABLE-Target 5 Trust, July 1997 Advisory Series

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" in Part II of this Prospectus. Although the Trust has a term of approximately one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a New Trust subject to the deferred sales charge.

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                                                    0.00%(a)      $ .000
Deferred sales charge
   (as a percentage of public offering price)                                                    0.65%(b)        .065
                                                                                                 _______       _______
                                                                                                 0.65%         $ .065
                                                                                                 =======       =======
Maximum Sales Charge imposed on Reinvested Dividends                                             0.65%(c)        .065

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee, portfolio supervision, bookkeeping, administrative, amortization
   of organizational and offering expenses and evaluation fees                                   .270%         $.0275
Other operating expenses                                                                         .022%          .0022
                                                                                                 ________      _______
   Total                                                                                         .292%         $.0297
                                                                                                 ========      =======

                                                           Example
                                                           ________
                                                                           Cumulative Expenses Paid for Period:
                                                                  1 Year         3 Years        5 Years        10 Years
                                                                  ______         _______        _______        ________
An investor would pay the following expenses on a $1,000
investment, assuming the Target 5 Trust, July 1997 Advisory
Series estimated operating expense ratio of .292% and a 5%
annual return on the investment throughout the periods            $ 9            $ 30           $ 51           $114

The above example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

[FN]
______________

(a) There is no Initial Sales Charge on Trust Units.

(b) The actual fee is $.013 per month per Unit, irrespective of purchase or redemption price deducted over a five-month period for each one-year Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than .65% for the Trust. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed .65% for the Trust. Units purchased subsequent to the initial deferred sales charge payment will be subject only to the remaining deferred sales charge payments not yet collected.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "How are Income and Capital Distributed?" in Part II of this Prospectus.

          FEE TABLE-Target 10 Trust, July 1997 Advisory Series

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" in Part II of this Prospectus. Although the Trust has a term of approximately one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a New Trust subject to the deferred sales charge.

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                                                    0.00%(a)      $ .000
Deferred sales charge
   (as a percentage of public offering price)                                                    0.65%(b)        .065
                                                                                                 ________      ________
                                                                                                 0.65%         $ .065
                                                                                                 ========      ========
Maximum Sales Charge imposed on Reinvested Dividends                                             0.65%(c)        .065

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee, portfolio supervision, bookkeeping, administrative, amortization
   of organizational and offering expenses and evaluation fees                                   .270%         $.0275
Other operating expenses                                                                         .022%          .0022
                                                                                                 ________      ________
   Total                                                                                         .292%         $.0297
                                                                                                 ========      ========

                                                           Example
                                                           _______
                                                                        Cumulative Expenses Paid for Period:
                                                                  1 Year         3 Years        5 Years        10 Years
                                                                  ______         _______        _______        ________
An investor would pay the following expenses on a $1,000
investment, assuming the Target 10 Trust, July 1997 Advisory
Series estimated operating expense ratio of .292% and a 5%
annual return on the investment throughout the periods            $ 9            $ 30           $ 51           $114

The above example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

[FN]
______________

(a) There is no Initial Sales Charge on Trust Units.

(b) The actual fee is $.013 per month per Unit, irrespective of purchase or redemption price deducted over a five-month period for each one-year Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than .65% for the Trust. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed .65% for the Trust. Units purchased subsequent to the initial deferred sales charge payment will be subject only to the remaining deferred sales charge payments not yet collected.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "How are Income and Capital Distributed?" in Part II of this Prospectus.

                     REPORT OF INDEPENDENT AUDITORS




The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 207



We have audited the accompanying statements of net assets, including the schedules of investments, of The First Trust Special Situations Trust, Series 207, comprised of the Target 5 Trust, July 1997 Advisory Series and Target 10 Trust, July 1997 Advisory Series as of the opening of business on July 17, 1997. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letters of credit held by the Trustee and deposited in the Trusts on July 17, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 207, comprised of the Target 5 Trust, July 1997 Advisory Series and Target 10 Trust, July 1997 Advisory Series at the opening of business on July 17, 1997 in conformity with generally accepted accounting principles.



                               ERNST & YOUNG LLP


Chicago, Illinois
July 17, 1997

                                                 Statements of Net Assets

                     The First Trust Special Situations Trust, Series 207
                At the Opening of Business on the Initial Date of Deposit
                                                            July 17, 1997


                                                                                       Target 5 Trust     Target 10 Trust
                                                                                       July 1997          July 1997
                                                                                       Advisory Series    Advisory Series
                                                                                       _______________    _______________
NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)              $150,007           $150,003
Organizational and offering costs (3)                                                    15,000             15,000
                                                                                       _________          _________
                                                                                        165,007            165,003
Less accrued organizational and offering costs (3)                                      (15,000)           (15,000)
Less liability for deferred sales charge (4)                                               (975)              (975)
                                                                                       _________          _________
Net assets                                                                             $149,032           $149,028
                                                                                       =========          =========
Units outstanding                                                                        15,000             15,000
ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                  $150,007           $150,003
Less sales charge (5)                                                                      (975)              (975)
                                                                                       _________          _________
Net assets                                                                             $149,032           $149,028
                                                                                       =========          =========

[FN]
                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) Two irrevocable letters of credit ($200,000 for each Trust) issued by The Chase Manhattan Bank have been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of each Trust (approximately one year). The estimated organizational and offering costs are based on 1,000,000 Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from a Trust ($.065 per Unit), payable to the Sponsor in five equal monthly installments beginning on October 31, 1997 and on the last business day of each month thereafter through February 27, 1998. If Units are redeemed prior to February 27, 1998 the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors in a Trust includes a maximum total sales charge computed at the rate of .65% of the Public Offering Price (equivalent to .65% of the net amount invested, exclusive of the deferred sales charge).

                                                  Schedule of Investments


                                TARGET 5 TRUST, JULY 1997 ADVISORY SERIES
                     The First Trust Special Situations Trust, Series 207
                At the Opening of Business on the Initial Date of Deposit
                                                            July 17, 1997


                                                                  Percentage
Number                                                            of Aggregate     Market       Cost of Equity   Current
of          Ticker Symbol and Name of                             Offering         Value per    Securities to    Dividend
Shares      Issuer of Equity Securities (1)                       Price            Share        the Trust (2)    Yield (3)
______      _______________________________                       ____________     _________    ______________   _________
827         T   AT&T Corporation                                   20%             $36.3125     $ 30,030         3.64%
475         DD  E.I. du Pont de Nemours & Company                  20%              63.0625       29,955         2.00%
477         XON Exxon Corporation                                  20%              62.8750       29,991         2.61%
552         GM  General Motors Corporation                         20%              54.3750       30,015         3.68%
693         MO  Philip Morris Companies, Inc.                      20%              43.3125       30,016         3.69%
                                                                  ______                        _________
                 Total Investments                                100%                          $150,007
                                                                  ======                        =========

[FN]
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on July 17, 1997. The Trust has a mandatory termination date of August 31, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on July 16, 1997, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $150,007. Cost and profit to Sponsor relating to the Equity Securities sold to the Trust were $149,836 and $171, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

                                                  Schedule of Investments

                               TARGET 10 TRUST, JULY 1997 ADVISORY SERIES
                     The First Trust Special Situations Trust, Series 207
                At the Opening of Business on the Initial Date of Deposit
                                                            July 17, 1997


                                                                  Percentage
Number                                                            of Aggregate    Market       Cost of Equity   Current
of          Ticker Symbol and Name of                             Offering        Value per    Securities to    Dividend
Shares      Issuer of Equity Securities (1)                       Price           Share        the Trust (2)    Yield (3)
______      _______________________________                       ____________    _________    ______________   _________
414         T   AT&T Corporation                                   10%            $ 36.3125    $ 15,033         3.64%
193         CHV Chevron Corporation                                10%              77.5625      14,970         2.99%
238         DD  E.I. du Pont de Nemours & Company                  10%              63.0625      15,009         2.00%
219         EK  Eastman Kodak Company                              10%              68.3750      14,974         2.57%
238         XON Exxon Corporation                                  10%              62.8750      14,964         2.61%
276         GM  General Motors Corporation                         10%              54.3750      15,008         3.68%
237         GT  Goodyear Tire & Rubber Company                     10%              63.3750      15,020         1.77%
147         MMM Minnesota Mining & Manufacturing
                 Company                                           10%             102.0000      14,994         2.08%
136         JPM J.P. Morgan & Company, Inc.                        10%             110.6250      15,045         3.18%
346         MO  Philip Morris Companies, Inc.                      10%              43.3125      14,986         3.69%
                                                                  _____                        ________
                  Total Investments                               100%                         $150,003
                                                                  =====                        ========

[FN]
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on July 17, 1997. The Trust has a mandatory termination date of August 31, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on July 16, 1997, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $150,003. Cost and profit to Sponsor relating to the Equity Securities sold to the Trust were $149,358 and $645, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

                 This page is intentionally left blank.

Page 11


                   FIRST TRUST (registered trademark)


                TARGET 5 TRUST, JULY 1997 ADVISORY SERIES
               TARGET 10 TRUST, JULY 1997 ADVISORY SERIES


                               Prospectus
                                 Part I

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                      The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                          THIS PART ONE MUST BE
                        ACCOMPANIED BY PART TWO.

When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES OF A FUTURE SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                              July 17, 1997


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 12


Part II of II

                  First Trust (registered trademark)

                   TARGET ADVISORY TRUST SERIES

   The First Trust Special Situations Advisory Trust Series


                           Prospectus Part II
                          Dated July 17, 1997


THIS PART II OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART I. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS IN THE FORM OF AN "INFORMATION SUPPLEMENT" MAY BE OBTAINED BY CALLING THE TRUSTEE AT 1-800-682-7520.

What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust Series is one of a series of investment companies created by the Sponsor, all of which are generally similar, but each of which is separate and is designated by a different series number. This Series consists of underlying separate unit investment trusts set forth in Part I of this Prospectus. These underlying trusts are designated herein as the "Target 5 Advisory Trust" and "Target 10 Advisory Trust" and may sometimes be referred to individually as a "Trust" and collectively as the "Trusts." Each Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of securities or contracts to purchase securities in a Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of such Trust.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in a Trust's portfolio, as set forth in
Part I of this Prospectus under "Schedule of Investments" for each Trust. Following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in a Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of such Trust. Any deposit by the Sponsor of additional Equity Securities or the purchase of additional Equity Securities pursuant to a cash deposit will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual pro-

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Nike Securities L.P.
              Sponsor of First Trust (registered trademark)
                             1-800-621-9533
portionate relationship on the subsequent date of deposit, since the two may differ due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of a Trust represented an undivided fractional interest in the Equity Securities deposited in such Trust, as set forth under "Summary of Essential Information" appearing in Part I of this Prospectus. To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced, and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in such Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of such Trust will be decreased proportionately. See "How May Units be Redeemed?" Each Trust has a Mandatory Termination Date as set forth under "Summary of Essential Information" in Part I of this Prospectus.

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to the Trusts, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information" in Part I, the Sponsor will not receive any fees in connection with its activities relating to the Trusts.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information" in Part I of this Prospectus, for providing portfolio supervisory services for the Trusts. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information" in Part I of this Prospectus.

The Trustee pays certain expenses of a Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to a Trust an annual fee as indicated in the "Summary of Essential Information" in Part I. The fee is computed per Unit in such Trust, based upon the largest aggregate number of Units of such Trust outstanding at any time during the calendar year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, see "Rights of Unit Holders."

The Trustee's and the above described fees are payable from the Income Account of a Trust to the extent funds are available, and then from the Capital Account of such Trust. Since funds being held in the Capital and Income Accounts are for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to a Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

Expenses incurred in establishing the Trusts, including the costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust's portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by each Trust and charged off over a period not to exceed the life of the Trusts (approximately one year).

The following additional charges are or may be incurred by a Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of a Trust; all taxes and other government charges imposed upon the Equity Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on a Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of a Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust. For purposes of the following discussion and opinions, it is assumed that each Equity Security is equity for federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of the assets of a Trust under the Code; and the income of such Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unit holder or are automatically reinvested. See "How are Income and Capital Distributed?- Distribution Reinvestment Option."

3. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind Distribution of stock is received by such Unit holder as described below). The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine his or her initial tax basis for his or her pro rata portion of each Equity Security held by such Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unit holders holding securities that are substantially identical to the Equity Securities. Unit holders should consult their own tax advisers with regard to calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his or her Units for more than one year.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unit holder has held his or her Units for more than one year (the date on which the Units are acquired (i.e., the "trade date") is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unit holder has held his or her Units for more than one year. In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for Units in the next new series of a Trust (the "New Trusts"), (the Sponsor intends to create a separate New Trust in conjunction with the termination of each of the Trusts) will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in a New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized. Unit holders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. It is possible that for federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 264A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have recently been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of Trust Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him or her. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit (although losses incurred by Rollover Unit holders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains (which are defined as net long-term capital gains over net short-term capital losses for a taxable year) are subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all the Equity Securities represented by the Unit. Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unit holders should consult their own tax advisors with regard to any such constructive sales rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of such Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of an Equity Security held by such Trust.

Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by such Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by such Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

As discussed in "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust," a Unit holder may elect to become a Rollover Unit holder. To the extent a Rollover Unit holder exchanges his or her Units for Units of a New Trust in a taxable transaction, such Unit holder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in such New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unit holder's tax basis in the securities acquired. Rollover Unit holders are advised to consult their tax advisers.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities on the valuation date nearest to the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.

A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified by the Internal Revenue Service that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

At the termination of the Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the Trust on the Equity Securities, the gross proceeds received by the Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trusts Suitable for Retirement Plans?"

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unit holders thereof.

The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trusts that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph
(a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

Why are Investments in the Trusts Suitable for Retirement Plans?

Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Equity Securities?

The objective of each of the Trusts is to provide an above-average total return through a combination of dividend income and capital appreciation. While the objectives of the Trusts are the same, each Trust follows a different investment strategy (set forth below) in order to achieve its stated objective.

The Target 5 Advisory Trust consists of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average ("DJIA") that have the highest dividend yield as of the close of business on the business day prior to the date of Part I of this Prospectus (the "Stock Selection Date"). The Target 10 Advisory Trust consists of the ten common stocks in the DJIA that have the highest dividend yield as of the Stock Selection Date.

The yield for each Equity Security listed on the DJIA was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of such Equity Security as of the close of business on the Stock Selection Date. An investment in a Trust involves the purchase of a quality portfolio of attractive equities with high dividend yields in one convenient purchase. Investing in the stocks of the DJIA Index with the highest dividend yields may be effective in achieving a Trust's investment objectives, because regular dividends are common for established companies, and dividends have accounted for a substantial portion of the total return on stocks of each Index as a group. Due to the short duration of the Trusts, there is no guarantee that either a Trust's objective will be achieved or that a Trust will provide for capital appreciation in excess of such Trust's expenses.

The publisher of the DJIA Index is not affiliated with the Sponsor and has not participated in the creation of the Trusts or the selection of the Equity Securities included therein. There is, of course, no guarantee that the objective of the Trusts will be achieved.

In selecting Equity Securities for deposit in the Trusts based upon the criteria set forth above, if, as of the Stock Selection Date, changes in the components of the DJIA have been announced, only those companies which will be included in the revised index will be among those eligible for deposit in the Trusts even though certain of such companies may not be included in the DJIA as of the Stock Selection Date. Any changes in the components of the DJIA made after the Stock Selection Date, except as noted in the previous sentence, will not cause a change in the identity of the common stocks included in a Trust, including any additional Equity Securities deposited thereafter.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust Portfolios as of the Stock Selection Date. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trusts even though the yields on these Equity Securities may have changed subsequent to the Initial Date of Deposit. These Equity Securities may no longer be included in the index, or may not currently meet a Trust's selection criteria, and therefore, such Equity Securities would no longer be chosen for deposit into the Trusts if the selection process was to be performed again at a later time.

The Dow Jones Industrial Average

The DJIA was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and to its present size of 30 stocks on October 1, 1928. The stocks are chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. However, on March 17, 1997 four companies were added to the DJIA replacing Bethlehem Steel Corporation, Texaco, Inc., Westinghouse Electric Corporation and Woolworth Corporation. The companies added to the DJIA were Hewlett-Packard Co., Johnson & Johnson, Travelers Group, Inc. and Wal-Mart Stores Inc. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. The following is a list of the companies which currently comprise the DJIA.

AT&T Corporation             Hewlett-Packard Co.
Allied Signal                International Business Machines
                                Corporation
Aluminum Company of America  International Paper Company
American Express Company     Johnson & Johnson
Boeing Company               McDonald's Corporation
Caterpillar Inc.             Merck & Company, Inc.
Chevron Corporation          Minnesota Mining & Manufacturing
                                Company
Coca-Cola Company            J.P. Morgan & Company, Inc.
Walt Disney Company          Philip Morris Companies, Inc.
E.I. du Pont de Nemours &    Procter & Gamble Company
   Company
Eastman Kodak Company        Sears, Roebuck & Company
Exxon Corporation            Travelers Group, Inc.
General Electric Company     Union Carbide Corporation
General Motors Corporation   United Technologies Corporation
Goodyear Tire & Rubber       Wal-Mart Stores, Inc.
   Company

Dow Jones & Company, Inc., owner of the DJIA, has not granted to the Trusts or the Sponsor a license to use the DJIA. Units are not designed so that their prices will parallel or correlate with movements in the DJIA, and it is expected that their prices will not parallel or correlate with such movements. Dow Jones & Company, Inc. has not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and has not approved any information herein relating thereto.


The following table compares the hypothetical performance of approximately equal values of the five companies with the lowest per share stock price of the ten companies in the DJIA having the highest dividend yield (the "Five Lowest Priced Stocks of the Ten Highest Dividend Yielding DJIA Stocks") and the performance of the DJIA, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") in each of the 25 years listed below, as of December 31 in each of these years (and as of the most recent quarter).



The returns shown in the following tables and graphs are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust Portfolio. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Each strategy underperformed the DJIA and the S&P 500 in certain years. Accordingly, there can be no assurance that a Trust's Portfolio will outperform the DJIA or the S&P 500 over the life of a Trust or over consecutive rollover periods, if available.


A holder of Units in a Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the hypothetical returns are based for the following reasons: the Total Return figures shown do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

                                      COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN

                   Five Lowest Priced Stocks of the
             Ten Highest Dividend Yielding DJIA Stocks (1)               Dow Jones Industrial Average (DJIA)

                                  Actual                                                 Actual
                                  Dividend       Total                                   Dividend       Total
Year         Appreciation (2)     Yield (3)      Return (4)        Appreciation (2)      Yield (3)      Return (4)
____         ________________     _________      __________        ________________      _________      __________
1972          16.92%              5.57%           22.49%            14.58%               3.60%           18.18%
1973          14.20%              5.44%           19.64%           -16.58%               3.42%          -13.16%
1974         -12.52%              7.54%           -4.98%           -27.57%               4.36%          -23.21%
1975          55.50%              9.04%           64.54%            38.32%               6.16%           44.48%
1976          33.35%              7.45%           40.80%            17.86%               4.89%           22.75%
1977          -0.40%              6.04%            5.64%           -17.27%               4.51%          -12.76%
1978          -5.94%              7.20%            1.26%            -3.15%               5.77%            2.62%
1979           1.81%              8.10%            9.91%             4.19%               6.33%           10.52%
1980          31.88%              8.65%           40.53%            14.93%               6.52%           21.45%
1981          -4.40%              8.04%            3.64%            -9.23%               5.83%           -3.40%
1982          34.58%              7.30%           41.88%            19.61%               6.23%           25.84%
1983          27.33%              8.78%           36.11%            20.27%               5.41%           25.68%
1984           3.77%              7.11%           10.88%            -3.74%               4.81%            1.07%
1985          30.23%              7.61%           37.84%            27.66%               5.17%           32.83%
1986          24.13%              6.18%           30.31%            22.58%               4.38%           26.96%
1987           6.23%              4.83%           11.06%             2.26%               3.74%            6.00%
1988          15.48%              5.74%           21.22%            11.85%               4.12%           15.97%
1989           5.51%              4.98%           10.49%            26.96%               4.78%           31.74%
1990         -20.60%              5.33%          -15.27%            -4.34%               3.73%           -0.61%
1991          56.41%              5.38%           61.79%            20.32%               3.67%           23.99%
1992          18.46%              4.42%           22.88%             4.17%               3.20%            7.37%
1993          29.82%              4.00%           33.82%            13.72%               3.02%           16.74%
1994           4.20%              3.88%            8.08%             2.14%               2.80%            4.94%
1995          27.27%              2.99%           30.26%            33.45%               3.02%           36.47%
1996          23.09%              3.03%           26.12%            26.01%               2.57%           28.58%
1997
thru 6/30      8.37%              1.53%            9.90%            18.99%               1.03%           20.02%

                     S&P 500 Index

                                   Actual
                                   Dividend     Total
Year       Appreciation (2)        Yield (3)    Return (4)
____       ________________        _________    __________
1972        15.63%                 3.09%         18.72%
1973       -17.37%                 2.86%        -14.51%
1974       -29.72%                 3.71%        -26.01%
1975        31.55%                 5.38%         36.93%
1976        19.15%                 4.39%         23.54%
1977       -11.50%                 4.31%         -7.19%
1978         1.06%                 5.34%          6.40%
1979        12.31%                 5.70%         18.01%
1980        25.77%                 5.73%         31.50%
1981        -9.73%                 4.90%         -4.83%
1982        14.76%                 5.50%         20.26%
1983        17.27%                 5.00%         22.27%
1984         1.40%                 4.55%          5.95%
1985        26.33%                 5.11%         31.44%
1986        14.62%                 3.73%         18.35%
1987         2.03%                 3.64%          5.67%
1988        12.40%                 4.17%         16.57%
1989        27.25%                 3.86%         31.11%
1990        -6.56%                 3.36%         -3.20%
1991        26.31%                 3.82%         30.13%
1992         4.46%                 3.03%          7.49%
1993         7.06%                 2.82%          9.88%
1994        -1.54%                 2.82%          1.28%
1995        34.11%                 2.90%         37.01%
1996        20.26%                 2.42%         22.68%
1997
thru 6/30   19.49%                 1.02%         20.51%

[FN]

(1) The Five Lowest Priced Stocks of the Ten Highest Dividend Yielding DJIA Stocks (the "Stocks") for any given period were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of the period, based upon an annualization of the last quarterly or semi-annual ordinary dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in the given period.

(2) Appreciation for the Stocks is calculated by subtracting the market value of the Stocks as of the first trading day on the New York Stock Exchange in a given period from the market value of the Stocks as of the last trading day in that period, and dividing the result by the market value of the Stocks as of the first trading day in that period. Appreciation for the DJIA and the S&P 500 is calculated by subtracting the opening value of the DJIA and the S&P 500 as of the first trading day in a given period from the closing value of the DJIA and the S&P 500 as of the last trading day in that period, and dividing the result by the opening value of the DJIA and the S&P 500 as of the first trading day in that period, respectively.

(3) Actual Dividend Yield for the Stocks is calculated by adding the total dividends received on the Stocks in a given period and dividing the result by the market value of the Stocks as of the first trading day in that period. Actual Dividend Yield for the DJIA and the S&P 500 is calculated by taking the total dividends credited to the DJIA and the S&P 500 and dividing the result by the opening value of the DJIA and the S&P 500 as of the first trading day of the period, respectively.

(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income. Based on the year-by-year returns contained in the table, over the 25 full years listed above, the Stocks achieved an average annual total return of 21.36%, as compared to the average annual total return of the DJIA and S&P 500, which was 12.76% and 12.35%, respectively. The Stocks also had a higher average dividend yield in each of the above 25 full years and outperformed the DJIA in 19 years and the S&P 500 in 20 of these years. Although the Trust seeks to achieve a better performance than the DJIA and S&P 500, there can be no assurance that the Trust will outperform the DJIA or the S&P 500 over its one-year life or over consecutive rollover periods, if available.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the DJIA, the S&P 500 and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding DJIA Stocks (but not the Target 5 Advisory Trust) from January 1, 1972 through June 30, 1997 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Target 5 Advisory Trust will outperform the DJIA or the S&P 500 over its one-year life or over consecutive rollover periods, if available.

The following table compares the hypothetical performance of approximately equal values of the ten companies in the DJIA having the highest dividend yield (the "Ten Highest Dividend Yielding DJIA Stocks") and the performance of the DJIA and the S&P 500 in each of the 25 full years listed below, as of December 31 in each of these years (and as of the most recent quarter).


                                  COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURNS

                   Ten Highest Dividend Yielding DJIA Stocks (1)          Dow Jones Industrial Average (DJIA)

                                  Actual                                                Actual
                                  Dividend       Total                                  Dividend      Total
Year        Appreciation (2)      Yield (3)      Return (4)         Appreciation (2)    Yield (3)     Return (4)
____        _______________       _________      __________         _______________     _________     __________
1972         17.89%               5.43%          23.32%              14.58%             3.60%          18.18%
1973         -1.47%               5.43%           3.96%             -16.58%             3.42%         -13.16%
1974         -8.14%               7.42%          -0.72%             -27.57%             4.36%         -23.21%
1975         46.87%               9.16%          56.03%              38.32%             6.16%          44.48%
1976         27.80%               7.13%          34.93%              17.86%             4.89%          22.75%
1977         -7.59%               5.84%          -1.75%             -17.27%             4.51%         -12.76%
1978         -6.96%               7.08%           0.12%              -3.15%             5.77%           2.62%
1979          4.58%               8.41%          12.99%               4.19%             6.33%          10.52%
1980         18.69%               8.54%          27.23%              14.93%             6.52%          21.45%
1981         -0.88%               8.61%           7.73%              -9.23%             5.83%          -3.40%
1982         17.81%               8.24%          26.05%              19.61%             6.23%          25.84%
1983         30.52%               8.23%          38.75%              20.27%             5.41%          25.68%
1984         -0.36%               6.11%           5.75%              -3.74%             4.81%           1.07%
1985         22.41%               6.99%          29.40%              27.66%             5.17%          32.83%
1986         28.66%               6.13%          34.79%              22.58%             4.38%          26.96%
1987          0.94%               5.13%           6.07%               2.26%             3.74%           6.00%
1988         18.51%               5.82%          24.33%              11.85%             4.12%          15.97%
1989         21.26%               5.40%          25.66%              26.96%             4.78%          31.74%
1990        -12.61%               5.04%          -7.57%              -4.34%             3.73%          -0.61%
1991         29.06%               4.96%          34.02%              20.32%             3.67%          23.99%
1992          3.15%               4.64%           7.79%               4.17%             3.20%           7.37%
1993         22.71%               4.20%          26.91%              13.72%             3.02%          16.74%
1994          0.04%               4.01%           4.05%               2.14%             2.80%           4.94%
1995         32.44%               4.07%          36.51%              33.45%             3.02%          36.47%
1996         24.65%               3.53%          28.18%              26.01%             2.57%          28.58%
1997
thru 6/30    13.57%               1.62%          15.19%              18.99%             1.03%          20.02%

                           S&P 500 Index
                           _____________
                                     Actual
                                     Dividend      Total
Year          Appreciation (2)       Yield (3)     Return (4)
____          ________________       _________     __________
1972           15.63%                3.09%          18.72%
1973          -17.37%                2.86%         -14.51%
1974          -29.72%                3.71%         -26.01%
1975           31.55%                5.38%          36.93%
1976           19.15%                4.39%          23.54%
1977          -11.50%                4.31%          -7.19%
1978            1.06%                5.34%           6.40%
1979           12.31%                5.70%          18.01%
1980           25.77%                5.73%          31.50%
1981           -9.73%                4.90%          -4.83%
1982           14.76%                5.50%          20.26%
1983           17.27%                5.00%          22.27%
1984            1.40%                4.55%           5.95%
1985           26.33%                5.11%          31.44%
1986           14.62%                3.73%          18.35%
1987            2.03%                3.64%           5.67%
1988           12.40%                4.17%          16.57%
1989           27.25%                3.86%          31.11%
1990           -6.56%                3.36%          -3.20%
1991           26.31%                3.82%          30.13%
1992            4.46%                3.03%           7.49%
1993            7.06%                2.82%           9.88%
1994           -1.54%                2.82%           1.28%
1995           34.11%                2.90%          37.01%
1996           20.26%                2.42%          22.68%
1997
thru 6/30      19.49%                1.02%          20.51%

[FN]

(1) The Ten Highest Dividend Yielding DJIA Stocks (the "Stocks") for any given period were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of the period, based upon an annualization of the last quarterly or semi-annual ordinary dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in the given period.

(2) Appreciation for the Stocks is calculated by subtracting the market value of the Stocks as of the first trading day on the New York Stock Exchange in a given period from the market value of the Stocks as of the last trading day in that period, and dividing the result by the market value of the Stocks as of the first trading day in that period. Appreciation for the DJIA and the S&P 500 is calculated by subtracting the opening value of the DJIA and the S&P 500 as of the first trading day in a given period from the closing value of the DJIA and the S&P 500 as of the last trading day in that period, and dividing the result by the opening value of the DJIA and the S&P 500 as of the first trading day in that period, respectively.

(3) Actual Dividend Yield for the Stocks is calculated by adding the total dividends received on the Stocks in a given period and dividing the result by the market value of the Stocks as of the first trading day in that period. Actual Dividend Yield for the DJIA and the S&P 500 is calculated by taking the total dividends credited to the DJIA and the S&P 500 and dividing the result by the opening value of the DJIA and the S&P 500 as of the first trading day of the period, respectively.

(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income. Based on the year-by-year returns contained in the table, over the 25 full years listed above, the Stocks achieved an average annual total return of 18.34%, as compared to the average annual total return of all of the stocks in the DJIA and S&P 500, which was 12.76% and 12.35%, respectively. The Stocks also had a higher average dividend yield in each of the above 25 full years and outperformed the DJIA in 19 of these years and the S&P 500 in 17 of these years. Although the Trust seeks to achieve a better performance than the DJIA and S&P 500, there can be no assurance that the Trust will outperform the DJIA or S&P 500 over its one-year life or over consecutive rollover periods, if available.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the DJIA, the Ten Highest Dividend Yielding DJIA Stocks and the S&P 500 Index (but not the Target
10 Advisory Trust) from January 1, 1972 through June 30, 1997 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Target 10 Advisory Trust will outperform the DJIA or the S&P 500 over its one-year life or over consecutive rollover periods, if available.

What are Some Additional Considerations for Investors?

The Trusts consist of different issues of Equity Securities, all of which are listed on a national securities exchange. In addition, each of the companies whose Equity Securities are included in a portfolio are actively-traded, well-established corporations.

A Trust consists of such of the Equity Securities listed under "Schedule of Investments" appearing in Part I of this Prospectus as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.


Risk Factors. The Equity Securities selected for the Trusts generally share attributes that have caused them to have lower prices or higher yields relative to other stocks in their respective index or the New York Stock Exchange. The Equity Securities may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity; or they may be reacting to general market cycles. There can be no assurance that the market factors that caused the relatively low prices and high dividend yields of the Equity Securities will change, that any negative conditions adversely affecting the stock prices will not deteriorate, that the dividend rates on the Equity Securities will be maintained or that share prices will not decline further during the life of the Trusts, or that the Equity Securities will continue to be included in the respective indices or the New York Stock Exchange.


Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolios are not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may elect to keep or sell any securities or other property acquired in exchange for Equity Securities, such as those acquired in connection with a merger or other transaction. See "How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation or if the Equity Securities no longer meet the criteria by which they were selected for a Trust.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units in a Trust should be made with an understanding of the risks which an investment in common stocks entails. In general, the value of your investment will decline if the financial condition of the issuers of the common stocks becomes impaired or if the general condition of the common stock market worsens. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsor cannot predict the direction or scope of any of these factors. Common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should be aware of certain other considerations before making a decision to invest in a Trust. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus, the value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the primary offering period of Units of a Trust and during the Special Redemption and Liquidation Period) and other factors.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Equity Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in such Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trust will pay the brokerage fees associated therewith.

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, but may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be Removed from a Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit with respect to any Equity Security which might reasonably be expected to have a material adverse effect on the Trusts. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trusts or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trusts. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price, which is based on the aggregate underlying value of the Equity Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust, plus a deferred sales charge of $0.065 per Unit assessed as set forth below divided by the amount of Units of such Trust outstanding. A deferred sales charge of $.013 will be assessed per Unit per month on the dates set forth under "Public Offering Price" in Part I of this Prospectus. Units purchased subsequent to the initial deferred sales charge payment will be subject to only the remaining deferred sales charge payments not yet collected. For each Trust, the deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sales of Equity Securities. The sales charge, as a percentage of the Public Offering Price on the Initial Date of Deposit for each Trust, is .65%. The total maximum sales charge which may be assessed to Unit holders of either Trust on a per Unit basis is 1.5% of the Public Offering Price (equivalent to a maximum of 1.523% of the net amount invested, exclusive of the deferred sales charge).

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust divided by the number of Units of such Trust outstanding.

The minimum purchase of each Trust is $1,000, except for Rollover Unit holders who are not subject to a minimum purchase amount. Units of the Trusts are only available to investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. See "Public Offering-How are Units Distributed?"

In addition, employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, dealers and their affiliates and vendors providing services to the Sponsor will be able to purchase Units at the Public Offering Price.


Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information" appearing in Part I of this Prospectus. The Public Offering Price of Units on the date of the Prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

The Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities in a Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day," as used herein and under "How May Units be Redeemed?", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, Units issued on the Initial Date of Deposit, additional Units created on subsequent Date(s) of Deposit, and Units reacquired by the Sponsor and resold during the initial offering period, will be sold at the current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or Units reacquired during the initial offering period and Units reacquired in the secondary market (see "Will There be a Secondary Market?") may be offered by this Prospectus at the secondary market Public Offering Price.

It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Resales of Units of the Trusts by dealers and others to the public will be made at the Public Offering Price described in the Prospectus. Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts set forth below will be entitled to the following sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust                                     Concession
_____________________                                     __________
$  7,500,000 but less than $15,000,000                    0.025%
$ 15,000,000 but less than $25,000,000                    0.050%
$ 25,000,000 but less than $40,000,000                    0.150%
$ 40,000,000 but less than $50,000,000                    0.200%
$ 50,000,000 but less than $75,000,000                    0.275%
$ 75,000,000 but less than $100,000,000                   0.300%
$100,000,000 or more                                      0.350%

However, resales of Units of the Trusts by such dealers and others to the public will be made at the Public Offering Price described in the prospectus. In determining the number of Trust Units sold for purposes of the concessions described above, Target 5 Advisory Trust Units sold will be aggregated with sales of the currently available Target 5 Trust, and Target 10 Advisory Trust Units sold will be aggregated with sales of the currently available Target 10 Trust. The volume concessions set forth above will be made only to those dealers eligible to receive such concessions. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. In the event the Sponsor reacquires, or the Trustee redeems, Units from brokers, dealers and others while a market is being maintained for such Units, such entities agree to repay immediately to the Sponsor any such concession or agency commission relating to such reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law. The Sponsor expects to recoup the foregoing payments from the deferred sales charge payments related to such Trusts.

From time to time the Sponsor may implement programs under which dealers of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time, pursuant to objective criteria established by the Sponsor, pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that a Trust will receive from the Units sold.


The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns of a Trust and returns over specified periods of other similar trusts sponsored by Nike Securities L.P. or investment strategies utilized by a Trust (which may show performance net of expenses and charges which such Trust would have charged) with returns on other taxable investments such as the common stocks comprising the DJIA, S&P 500, other investment indices, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of each Trust are described more fully elsewhere in this Prospectus.


Advertisements and other sales material for the Trusts may also show the total returns (price changes plus dividends received, divided by the maximum public offering price) of each completed prior series and the total and average annualized return of all series in the same quarterly cycle, assuming the holder rolled over at the termination of each prior series. These returns will reflect all applicable sales charges and expenses.

Trust performance may be compared to performance on a total return basis of the DJIA, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trusts will receive a gross sales commission equal to the maximum sales charge per Unit for each Trust as set forth in Part I of this Prospectus. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to a Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of

"Schedule of Investments" appearing in Part I of this Prospectus. During the initial offering period, the dealers and others also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price received by such dealers and others upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a maximum sales charge for each Trust as set forth in Part I of this Prospectus) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor. The Sponsor may also realize profits or sustain losses in connection with the creation of additional Units for the Distribution Reinvestment Option.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable or may be redeemed by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the Equity Securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See "Summary of Essential Information" in Part I of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account of a Trust and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.


Within a reasonable time after a Trust is terminated, each Unit holder who is not a Rollover Unit holder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he or she elects an In-Kind Distribution as described under "How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.


The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to become a participant in the

Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to the Distributions Reinvestment Option. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 2,500 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of a Trust.

The Trustee is empowered to sell Equity Securities of a Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of a Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit during the secondary market will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities (including "when issued" contracts, if any) held in such Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of such Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of such Trust, including but not limited to fees and expenses of the Trustee (including legal fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of such Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by such Trust; and finally dividing the results of such computation by the number of Units of such Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.


The aggregate value of the Equity Securities for purposes of the Redemption Price during the secondary market and the Secondary Market Public Offering Price will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on a securities exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.


The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

It is expected that a special redemption and liquidation will be made of all Units of the Trusts held by any Unit holder (a "Rollover Unit holder") who affirmatively notifies the Trustee in writing that he or she desires to participate as a Rollover Unit holder by the Rollover Notification Date specified in the "Summary of Essential Information" appearing in Part I of this Prospectus.

All Units of Rollover Unit holders will be redeemed In-Kind during the Special Redemption and Liquidation Period and the underlying Equity Securities will be distributed to the Distribution Agent on behalf of the Rollover Unit holders. During the Special Redemption and Liquidation Period (as set forth in "Summary of Essential Information" in Part I), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Equity Securities. The Equity Securities will be sold as quickly as is practicable during the Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than one or two days, given that the Equity Securities are usually highly liquid. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.

Pursuant to an exemptive order from the Securities and Exchange Commission, each terminating Trust (and the Distribution Agent on behalf of Rollover Unit holders) may sell Equity Securities to the New Trusts if those Equity Securities continue to meet the individual Trust's strategy as set forth under "What is The First Trust Special Situations Trust?" The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those Equity Securities will be the closing sale price on the sale date on the exchange where the Equity Securities are principally traded, as certified by the Sponsor and confirmed by the Trustee of each Trust.

The Rollover Unit holders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unit holder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units as the proceeds become available. Any Rollover Unit holder may thus be redeemed out of a Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Equity Securities. In accordance with the Rollover Unit holders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in a New Trust, at the public offering price, including the applicable maximum sales charge per Unit (which for Rollover Unit holders is currently expected to be $.065 per Unit for the New Series of a Trust, all of which will be deferred as provided herein).

The Sponsor intends to create New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Equity Securities included in a New Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the New Trust units. Rollover Unit holders may also elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unit holder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for a year, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a New Trust will be available as each Trust terminates.

It should also be noted that Rollover Unit holders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain unlikely circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Liquidation will be an amount of cash attributable to the second semi-annual distribution of dividend income; accordingly, Rollover Unit holders also will not have cash from this source distributed to pay any taxes. See "What is the Federal Tax Status of Unit holders?"

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a period as they can without materially adversely affecting the price of the Equity Securities.

Unit holders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unit holders") will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor shall notify the Unit holders before the Special Redemption and Liquidation. All Unit holders will then be remaining Unit holders, with rights to ordinary redemption as before. See "How May Units be Redeemed?" The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the effective date of such amendment.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, The First Trust Special Situations Trust, The First Trust
Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1996, the total partners' capital of Nike Securities L.P.
was $9,005,203 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer.
The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential
Information" in Part I of this Prospectus. Each Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by such Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of such Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by underwriters, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, liquidation of a Trust in other circumstances will result in all remaining unpaid deferred sales charges being deducted from termination proceeds paid to Unit holders. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of a Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?" Also, because of the Special Redemption and Liquidation in a New Trust, there is a possibility that a Trust may be reduced below the Discretionary Liquidation Amount and that a Trust could therefore be terminated at that time before the Mandatory Termination Date of the Fund.

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of such Trust maintained by the Trustee. Not less than 30 days prior to the Mandatory Termination Date of the Trusts the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. A Unit holder may, of course, at any time after the Equity Securities are distributed, sell all or a portion of the shares. Unit holders not electing a distribution of shares of Equity Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in Part I of this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in Part I of this Prospectus and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Supplemental Information

Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Series, which has been filed with the Securities and Exchange Commission and is hereby incorporated by reference. The supplemental information includes more specific risk information concerning the Trusts.

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CONTENTS:

The First Trust Special Situations Trust Series:
    What is The First Trust Special Situations Trust?     1
    What are the Expenses and Charges?                    2
    What is the Federal Tax Status of Unit Holders?       3
    Why are Investments in the Trusts Suitable for
        Retirement Plans?                                 7
Portfolio:
    What are Equity Securities?                           7
    The Dow Jones Industrial Average                      8
    What are Some Additional Considerations
        for Investors?                                   14
        Risk Factors                                     14
            Legislation                                  15
Public Offering:
    How is the Public Offering Price Determined?         16
    How are Units Distributed?                           17
    What are the Sponsor's Profits?                      18
    Will There be a Secondary Market?                    19
Rights of Unit Holders:
    How is Evidence of Ownership Issued and
        Transferred?                                     19
    How are Income and Capital Distributed?              20
    What Reports will Unit Holders Receive?              21
    How May Units be Redeemed?                           21
    Special Redemption, Liquidation and
        Investment in a New Trust                        23
    How May Units be Purchased by the Sponsor?           24
    How May Equity Securities be Removed
        from a Trust?                                    24
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  25
    Who is the Trustee?                                  25
    Limitations on Liabilities of Sponsor and Trustee    26
    Who is the Evaluator?                                26
Other Information:
    How May the Indenture be Amended
        or Terminated?                                   27
    Legal Opinions                                       27
    Experts                                              28
    Supplemental Information                             28

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

                      TARGET TRUST ADVISORY SERIES

                               Prospectus
                                 Part II

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                          THIS PART TWO MUST BE
                        ACCOMPANIED BY PART ONE.

                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 32


                   First Trust  (registered trademark)

                      TARGET ADVISORY TRUST SERIES
             The First Trust Special Situations Trust Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in The First Trust Special Situations Trust, Target Advisory Trust Series not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part II of the Prospectus. The Information Supplement has been created to supplement information contained in the Prospectus.


This Information Supplement is dated July 17, 1997. Capitalized terms have been defined in the Prospectus.


                            Table of Contents

Risk Factors
   Equity Securities                                           1
Concentrations
   Banks and Thrifts                                           2
   Petroleum Refining Companies                                3
Portfolios
   Equity Securities Selected for Target 5 Advisory Trust      4
   Equity Securities Selected for Target 10 Advisory Trust     5

Risk Factors

Equity Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the relevant stock market may worsen, and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Concentrations

Banks and Thrifts. Certain Trusts may be considered to be concentrated in common stocks of financial institutions. See "Risk Factors" in Part I of this Prospectus which will indicate, if applicable, a Trust's concentration in this industry. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks would be allowed to turn existing banks into branches, though states could pass laws to permit interstate branch banking before then. Consolidation is likely to continue in both cases. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. In late 1993 the United States Treasury Department proposed a restructuring of the banks regulatory agencies which, if implemented, may adversely affect certain of the Equity Securities in the Trust's portfolio. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.

Petroleum Refining Companies. Certain Trusts may be considered to be concentrated in common stocks of companies engaged in refining and marketing oil and related products. See "Risk Factors" in Part I of this Prospectus which will indicate, if applicable, the Trust's concentration in the petroleum industry. According to the U.S. Department of Commerce, the factors which will most likely shape the industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad, could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers significantly to affect production, the concomitant volatility of crude oil prices and increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts.

Portfolios

         Equity Securities Selected for Target 5 Advisory Trust

AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company markets AT&T products, systems and services in the United States and abroad.


E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.



Exxon Corporation, headquartered in Irving, Texas, is principally involved in the energy industry. The company explores for and produces crude oil and natural gas, manufactures petroleum products, explores for and mines coal and minerals, and transports and sells crude oil, natural gas and petroleum products.


General Motors Corporation, which is headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."


Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.


         Equity Securities Selected for Target 10 Advisory Trust

AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company markets AT&T products, systems and services in the United States and abroad.

Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas as well as transporting the products. The company is also involved in the mineral and chemical industry.

E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software and printers and other equipment.

Exxon Corporation, headquartered in Irving, Texas, is principally involved in the energy industry. The company explores for and produces crude oil and natural gas, manufactures petroleum products, explores for and mines coal and minerals, and transports and sells crude oil, natural gas and petroleum products.

General Motors Corporation, which is headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."


Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, manufactures tires and rubber automotive parts. The company produces new and retread tires, inner tubes, automotive belts and hoses, molded parts and foam cushioning. Goodyear sells its tires to automobile manufacturers and through retail stores to the replacement market.


Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

J.P. Morgan & Company, Inc., headquartered in New York, New York, is a global investment banking firm that serves clients with complex needs through an integrated range of advisory, financing, trading, investment and related capabilities.

Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

                             -APPENDIX-

The graph which appears on page 11 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1972 in those stocks which comprise the Dow Jones Industrial Average, the Standard & Poor's 500 Composite Stock Price Index and the five lowest priced stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1972 in the stocks which comprise the Dow Jones Industrial Average would on June 30, 1997 be worth $241,821, as opposed to $1,390,387 had the $10,000 been invested in the five lowest priced stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year and $221,345 had the $10,000 been invested in the Standard & Poor's 500 Composite Stock Price Index. Each figure assumes that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns.

The graph which appears on page 13 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1972 in those stocks which comprise the Dow Jones Industrial Average, the Standard & Poor's 500 Composite Stock Price Index and the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1972 in the stocks which comprise the Dow Jones Industrial Average would on June 30, 1997 be worth $241,821 as opposed to $221,345 had the $10,000 been invested in the Standard & Poor's 500 Composite Stock Price Index and $771,540 had the $10,000 been invested in the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. Each figure assumes that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns.


               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule






                               S-1
                           SIGNATURES

     The Registrant, The First Trust Special Situations Trust, Series 207, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust, Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 207, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on July 17, 1997.

                              THE FIRST TRUST SPECIAL SITUATIONS
                              TRUST, SERIES 207

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                      Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   July 17, 1997
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )




   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated July 17, 1997 in Amendment No. 1 to the Registration Statement (Form S-6) (File No. 333-30981) and related Prospectus of The First Trust Special Situations Trust, Series 207.



                                               ERNST & YOUNG LLP


Chicago, Illinois
July 17, 1997


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.




                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 207 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6